Exhibit 8

For immediate release

DRD CLOSES OUT LAST REMAINING HEDGE

Johannesburg, South Africa, 28 June 2004.  Durban Roodepoort Deep, Limited (JSE: DUR; NASDAQ: DROOY; ASX: DRD) DRD is pleased to announce that it will be closing out its only remaining hedge contract in line with its policy of not hedging gold production.

The hedge is a “gold for electricity” contract with Eskom, the South African power utility, and was largely closed out in early 2004.  The remaining 135 000 ounces of gold hedged under the contract covers the period January 2005 to September 2005 and DRD expects that it will be closed out by next week.

DRD Chief Executive Officer Ian Murray said: “We have been keen to close out this remaining hedge contract and the current low Rand gold price has presented an ideal opportunity to achieve this. DRD will now provide shareholders with even more direct exposure to the gold price.”

To fund the closing out of the Eskom hedge, DRD has agreed a R100 million (US$15.8 million/A$22.6 million) short-term loan facility with Investec Bank Limited (“Investec”), a South African bank.  The loan is based on commercial terms and conditions and is repayable at DRD’s election, either in cash, in DRD shares or a combination of both.

The number of shares that could be issued to Investec under this loan is dependent on the average price of DRD shares as traded on the JSE Securities Exchange South Africa (“JSE”) for the ten trading days prior to the dates of repayment.  At the closing share price on the JSE on 24 June 2004 of R16, approximately 6.25 million shares may be issued or 2.6% of the enlarged capital, assuming the full facility is drawn down.

DRD estimates the cost of closing out the hedge will be around R60 million (U$9.5 million/A$13.6 million).

The balance of R40 million (U$6.3 million/A$9.0 million) will be available for any required injection of funds into Emperor Mines Limited (“Emperor”) if and when that company comes under DRD’s full ownership. The funds will not be used for the acquisition of Emperor shares.

DRD has previously indicated that, in its view, Emperor will require additional funding to complete its Phase II capital expansion plan and possibly for other plant upgrades, including those required to release the significant build up of gold in circuit.

Any injection of funds into Emperor will depend in part on the level of acceptances under the current takeover offer. DRD has received a recommendation by a majority of the independent directors of the Emperor Mines Limited board that shareholders accept DRD’s final, revised offer of five DRD shares for every 22 Emperor shares it does not already own. DRD currently has an interest in 26% of Emperor. If the offer is unsuccessful, DRD may choose not to further draw down the loan facility or, alternatively, will use the funds for general corporate purposes.

DRD is offering to acquire all of the shares in Emperor by way of a takeover offer.  The outcome of the takeover is not yet known, as the remaining 50.1% minimum acceptance requirement has not yet been satisfied.  The offer is scheduled to close on 14 July 2004 unless extended.

Queries:

South Africa	Australasia

Investor and Media Relations	Investor and Media Relations
Ilja Graulich, Durban Roodepoort Deep, Limited	Paul Downie, Porter Novelli
+27 11 381 7826 (office)	+61 893 861 233 (office)
+27 83 604 0820 (mobile)	+61 414 947 129 (mobile)

James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)

North America	United Kingdom/Europe

Investor Relations	Investor and Media Relations

Susan Borinelli, Breakstone & Ruth International

Phil Dexter, St James’s Corporate Services

+1 646-536-7018 (office)	+44 20 7499 3916 (office)
+1 917-570-8421 (mobile)	+44 779 863 4398 (mobile)

Media Relations

Jessica Anderson, Breakstone & Ruth International

+1 646-536-7002 (office)
+1 347-423-5859 (mobile)

DRD is the world’s 9th largest gold producer, with mines in South Africa as well as Australasia, a key target for growth.  The company has a track record of success in extending the lives of older mines safely and profitably.  For fiscal year 2003, DRD produced 870 000 ounces of gold, up from under 100 000 ounces a year in 1997, when current operations were amalgamated.

DRD has primary listings on the Johannesburg (JSE:DRD) and Australian (ASX:DRD) stock exchanges and secondary listings on NASDAQ (DROOY), the London Stock Exchange and the Paris and Brussels Bourses.  Its shares are also traded on the regulated unofficial market of the Frankfurt Stock Exchange and the Berlin OTC Market.

For more information, please visit www.drd.co.za or www.durbans.com

The DRD shares mentioned in this release and offered in the take-over offer have not been registered under the U.S. Securities Act and may not be offered or sold within the United States or to U.S. persons unless they are registered under the U.S. Securities Act or an exemption from the registration requirements of the U.S. Securities Act is available.

The offer described in DRD’s Bidder’s Statement dispatched on 13 April 2004 is made for the securities of an Australian company.  The offer is subject to disclosure requirements in Australia that are different from those of the United States.  Certain financial statements included in the Bidder’s Statement have been prepared in accordance with South African, Australian and/or International Accounting Standards that may not be comparable to the financial statements of United States companies.  It may be difficult for Emperor’s shareholders to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since DRD is located in South Africa, and all of its officers and directors are residents of countries other than the United States.  Emperor’s shareholders may not be able to sue DRD or its officers or directors in a non-U.S. court for violations of U.S. securities laws.  It may be difficult to compel DRD and its affiliates to subject themselves to a U.S. court’s judgment.  You should be aware that DRD may purchase securities otherwise than under the offer in DRD’s Bidder’s Statement, such as in the open market or privately negotiated transactions to the extent permitted under Australian law.